January 9, 2008

Mail Stop 4563

By U.S. Mail and facsimile to (206)377-2230

Kerry Killinger
Chief Executive Officer
Washington Mutual, Inc.
1301 Second Avenue
Seattle, Washington 98101

> **Re:** **Washington Mutual, Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 01-14667**

Dear Mr. Killinger:

We have reviewed your response letter dated November 30, 2007 and have the following comment. Please respond to our comments by January 23, 2008 or tell us by that time when you will provide us with a response. The comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Salary and Incentive Compensation, page 24

1. In your response to prior comment 4, you indicate that you did not disclose your performance targets because their disclosure would cause competitive harm to Washington Mutual. Since these targets directly impact an understanding of how the Committee determined the amount of incentive compensation paid to the named executive officers, please disclose the targets. Alternatively, please discuss, in greater detail, how the disclosure of these targets, particularly after the end of the fiscal year, when your overall financial and operating performance has been disclosed, could cause competitive harm. Furthermore, with regard to the customer satisfaction measure, please provide additional analysis as to how the disclosure of the measurement and Washington Mutual's performance to that measurement could permit the consequences noted in the second bullet point.

<u>Performance Shares, page 26</u>

2. In your response to prior comment 11, you indicate that the S&P Financial Index is a widely followed index. However, the peer group used to determine performance under the performance shares program uses a group that is a subset of the S&P Financial Index. Consequently, please identify the peer group used to evaluate performance. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel